Taubman

Shareholders Should Not Be Fooled By Taubman's Claims

May 2018

LAND and BUILDINGS

www.SaveTaubman.com
Please email questions or comments to:
SaveTaubman@LandandBuildings.com

Shareholders Should Not Be Fooled By Taubman's Claims

- Taubman Centers, Inc. ("Taubman" or the "Company") recently released a polished investor presentation touting its purported accomplishments, but the Company can't change the facts – *the reality is that all is <u>not</u> well at Taubman, which has experienced persistent and consistent underperformance over the past 1-, 3- and 5-year periods*

- *Taubman's total shareholder return has lagged its Class A Mall Peers since the 2017 Annual Meeting by <u>22%</u>*, due primarily to three factors: (i) the same underlying resistance to truly embrace good corporate governance; (ii) *the same* operational deficiencies; and (iii) the same stubborn approach to capital allocation

- Don't be fooled by Taubman's focus on just one of two options in Land & Buildings' proposal to eliminate the dual-class voting structure – *it will only be as dilutive as the Taubman Family is <u>unreasonable</u>*

- The Taubman Board of Directors (the "Board") appears complicit in *entrenching the Taubman Family* – and spending valuable shareholder dollars in yet a another proxy contest – even after *a majority of common shareholders voted to support the election of Land & Buildings' two director nominees, including Jonathan Litt, at the 2017 Annual Meeting*

- If one looks just below the surface, it is clear that the *fundamental issues in the boardroom have <u>not</u> been adequately addressed*, and *the actions that have been taken were largely in reaction to the harsh glare of shareholder pressure*

Source: Company filings, Bloomberg data
Note: See Land & Buildings' definitive proxy statement filed with the SEC on April 25, 2018 for additional detail; Taubman Family consisting of Chief Executive Officer, President and Chairman Robert "Bobby" Taubman, Chief Operating Officer and director William "Billy" Taubman, Gayle Taubman Kalisman and the A. Alfred Taubman Restated Revocable Trust (collectively, the "Taubman Family"); Based on the tabulation of the voting results for the 2017 Annual Meeting, excluding the Taubman Family; Class A Mall Peers defined by Land & Buildings as GGP, Inc., The Macerich Company, and Simon Property Group Inc., which are the only U.S. publicly traded regional mall companies (in addition to TCO) that primarily own class A, high sales productivity, enclosed regional malls (collectively, "Class A Mall Peers"); Total Shareholder Return of GGP, MAC, SPG and TCO calculated from May 31, 2017 through November 9, 2017, prior to activism reported by REIT Wrap on November 10, 2017

Land & Buildings Non-Binding Advisory Proposal is Only as Dilutive as the Taubman Family Is Unreasonable, in Our View

Our proposal is to eliminate the dual-class voting share structure

Taubman ignores in its presentation a critical part of our non-binding advisory proposal:

First, the Board must act on the non-binding advisory proposal

Second, *the proposal clearly outlines two options* the Board can pursue to eliminate the dual-class voting share structure:

Option A – "such other amount of shares of Common Stock as Taubman Centers, Inc. and the members of the Taubman family shall agree"

Or…

Option B – "8,000,000 shares of Common Stock", which reflects the exchange ratio approved by 98% of shareholders of Forest City in 2017

Land & Buildings' Proposal Is Enormously Dilutive to Common Shareholders

■ Far from shareholder friendly, this proposal would:
 — Dilute existing common shareholders' ownership in TCO by ~12%[1]
 — Exchange $451 million worth of common shares for the Series B shares, when, under the Articles, the Series B shares may be exchanged for only approximately $100 thousand of common shares[2]
 — Have reduced existing common shareholders' 1Q 2018 dividend distribution by ~12%,[3] had the proposal been in effect during 1Q 2018

Existing Structure

■ Articles: Series B stock is convertible into common stock at a ratio of 14,000 Series B shares to 1 common share

~25,000,000 Series B shares → ~1,780 new common shares → ~61,000,000 common shares outstanding → Nominal dilution of existing common shares, if converted

Land & Buildings' Proposal

■ Converts Series B stock into common stock at a ratio of ~3 Series B shares to 1 common share

~25,000,000 Series B shares → 8,000,000 new common shares → ~69,000,000 common shares outstanding → Enormous dilution of existing common shares

DILUTIVE

Taubman's Board of Directors focuses only on the issuance outlined in option B, ignoring option A, which is to eliminate the dual-class voting share structure through a negotiation between the Board and the Taubman Family

Source: Company filings, Forest City Realty Trust, Inc. ("Forest City" or "FCE") filings

Eliminate the Dual-Class Voting Share Structure

A complex chart can't explain away the fact that the dual-class voting structure is harming shareholders


Land & Buildings' Proposal Is Grounded in Jonathan Litt's Failure to Understand Our Organization
Land & Buildings' proposal that TCO issue 8,000,000 shares of common stock in exchange for all Series B preferred stock would create a misalignment of the economics and voting across TCO and TRG
Existing Structure
Land & Buildings' Proposal
Taubman Centers, Inc. (NYSE: TCO) Sole Managing General Partner of TRG
~29% Voting Interest
Other TRG Partners¹
~71% partnership interest
Aligned
~29% partnership interest
The Taubman Realty Group Limited Partnership (TRG) Operating Partnership
Owns Interests In: 20 U.S. Shopping Centers 3 Asia Shopping Centers The Taubman Company LLC (property manager and leasing agent)
TCO Sole Managing General Partner of TRG
~12% Voting Interest²
Other TRG Partners
~71% partnership interest
Misaligned
~29% partnership interest
TRG Operating Partnership
Owns Interests In: 20 U.S. Shopping Centers 3 Asia Shopping Centers The Taubman Company LLC (property manager and leasing agent)
Note: See Appendix for further details.
(1) "Other TRG Partners" are the partners of TRG (including Taubman family members) other than TCO.
(2) Land & Buildings proposes that TCO issue 8,000,000 new shares of common stock to the Other TRG Partners, eliminating the Series B preferred stock . TCO has 60,992,212 shares of common stock outstanding as of 2-Apr-2018.
35

Taubman's dual-class voting structure serves one primary purpose – helping the Taubman Family avoid taxes, in our view

Taubman's ***dual-class voting structure has disenfranchised common shareholders for years*** – A dual-class structure has no place in the modern REIT era, represents a conflict of interest with common shareholders and disenfranchises shareholders

Why do ***only 3 out of the 83*** publicly-traded U.S. REITs covered by Green Street Advisors ***still have dual-class*** share structures if they truly align economic incentives and benefit all shareholders?

Taubman's argument is akin to a convertible preferred equity holder having voting rights for its economic interest as if it had converted

Don't be fooled by Taubman's misleading comments on Land & Buildings' proposal – it's about eliminating the shareholder-unfriendly dual-class voting share structure

Source: Company filings, Bloomberg data, Wall Street research, Land & Buildings' research; The Taubman Family owns Operating Partnership (OP) Units in a separate company and not common stock of Taubman Centers for the purpose of not paying taxes, in our view

Taubman is Cherry-Picking its Peers and Distorting Performance, In Our View

Taubman has underperformed its Class A Mall Peers by 20%, 24% and 56% over the past 1-, 3- and 5-year periods through the unaffected share price date



Recent and Long-Term Total Shareholder Returns Compare Favorably with Regional Mall Peers

Taubman is attempting to take credit for the strong rally its shares enjoyed after reports of activist, Elliott Management, took a stake in the Company

Does Taubman really believe lower quality mall landlords are appropriate peers?

Source: Company filings, Land & Buildings' research and views on Taubman
Note: Returns since 2017 Annual Meeting based on unaffected total returns through November 9, 2017 prior to activism reported by REIT Wrap on November 10, 2017; 5-, 3- and 1-year trailing returns calculated using November 9, 2017 as end date

Taubman's Stated Commitment to Strong Governance and Shareholder Responsiveness is Disingenuous

Years of Continuous Improvements Reflect Our Commitment to Strong Governance and Shareholder Responsiveness

- Mandated that key Board committees be fully independent
- Increased oversight and review of compensation policies for all employees with a focus on risk
- In 2003, increased the number of independent directors from five to six

- Adopted additional procedures for compensation consultant independence
- Increased stock ownership requirements for CEO, CFO and COO to 6X base salary
- Created more robust standards for ensuring Compensation Committee member independence

- Committed to replace an outgoing inside director with an independent director
- Introduced majority voting resignation policy in response to shareholder engagement
- Enhanced Code of Conduct and Ethics to reflect commitment to fair pay practices
- Amended Governance Committee charter to provide for formal oversight of shareholder engagement

- Committed to fully declassifying election of directors by 2020
- Responded to the challenging retail environment by approving Robert and William Taubman's requests to voluntarily forfeit their remaining 2017 salaries, and award a cash bonus only if the Company's FFO/share was at the upper end of the 2017 guidance range

Board-Driven Responses to Shareholder Focus Areas

What We Heard from Shareholders	How We Responded – Recent Governance Changes
1. Increase independence of the Board	✓ Engaged Heidrick & Struggles, a leading independent director search firm, to identify recent appointees ✓ Created a new lead independent director position
2. Improve Board diversity and reduce tenure	✓ Since 2016, appointed four new independent directors, including two women ✓ Since 2015, reduced average tenure by six years and average age by five years
3. Accelerate Board refreshment	✓ Through Heidrick & Struggles, launched extensive search process to identify qualified, independent directors for nomination who offer skills highlighted by shareholders ✓ Committed to appointing one additional independent director no later than the 2019 Annual Meeting
4. Implement annual elections for directors	✓ Amended the Company's bylaws to initiate transition to annual election for directors ✓ Majority of directors will be up for annual election in 2019 ✓ Board will be fully declassified by 2020 Annual Meeting

These enhancements were the result of direct engagement with shareholders in late 2016 and early 2017

Taubman's presentation fails to answer a number of important questions:

- Why did it require shareholder pressure for Taubman to begin making any substantial corporate governance changes?
- Why did the Board appoint two new 'independent' directors that have ties to the Taubman Family and the Company rather than truly independent directors?
- Why was Land & Buildings' attempt at a collaborative dialogue with the three recently appointed 'independent' directors rebuffed?
- Why has the Taubman Family repeatedly used the dual-class voting share structure to the detriment of Taubman shareholders?
- Why has the Board refused our request to evaluate the elimination of the dual-class voting structure in light of numerous industry participants, including the SEC, highlighting concerns with such structures?
- Why did all three proxy advisory firms recommend the election of Land & Buildings' nominees and thus, the removal of the Chairman and Lead Director at the 2017 Annual Meeting?
- *Why not add Mr. Litt, who was already supported by a majority of common shareholders at the 2017 Annual Meeting?*

Source: Company filings, Land & Buildings' research and views, ISS, Glass Lewis and Egan Jones 2017 reports, Bloomberg article "SEC Official Slams Dual-Class Shares Used by Alphabet, Snap" dated February 15, 2018

Taubman's Capital Allocation is a Far Cry From Disciplined, In Our View



Capital Allocation: Disciplined Decision-Making
A
Development Requires Patience, Redevelopment Requires Vision
Taubman follows a comprehensive framework for investing, supporting our target NOI growth of $150mm by 2020[1] through core growth and thoughtful development and redevelopment
2020
$150mm of NOI
B
Opportunistic in Returning Capital to Shareholders
The Company has never reduced its dividend since the IPO in 1992
Taubman was the only mall REIT among peers[4] to neither reduce its all-cash dividend nor pay a stock dividend during the Great Recession
Taubman has repurchased $590mm of common stock since 1992
5.1% 20-Year CAGR
$2.50
C
Disciplined Liability Management
Taubman's Balance Sheet Philosophy:
Use construction financing where available and place nonrecourse permanent financing on new assets upon stabilization
Carefully manage debt maturities
Closely manage liquidity to ensure

Does Taubman also believe that "patience" is needed when it comes to its pattern of reductions of development yields, delayed stabilizations and impairments?

How does Taubman's ***debt-to-EBITDA ratio rising above its targeted range for a multi-year period*** constitute "disciplined liability management"?

Taubman gave up on its Chesterfield development after years of struggles:

"Taubman Centers Inc. is effectively waving a white flag in its four-year retail battle with Simon Properties…Both shopping centers opened within weeks of each other, leaving many analysts and experts puzzled over why Taubman, which had yet to tinker with outlet malls, would try to compete with the more prominent Simon"

– St. Louis Post-Dispatch, April 27, 2018

"…we would not chase the stock given lingering concerns about the business and questions about the announced Prestige Outlet redevelopment deal that simply highlight one of the reasons why activists have circled the company…***Prestige Outlets Chesterfield redevelopment agreement highlights prior capital allocation mistakes***"

-Deutsche Bank, April 27, 2018

If elected, Mr. Litt intends to motion to form a capital allocation committee to assess ways to drive shareholder value and focus on projects with the best risk/reward profile

Source: Company filings, Wall Street Research, St. Louis Post-Dispatch: "A new life for Taubman Prestige Outlets in Chesterfield", April 27, 2018

Taubman's Operating Results Continued to Underperform in 1Q18

Taubman's operating statistics are skewed – the Company elects to ***only include specific new development assets*** in lease-up ***in certain metrics***, such as NOI, and ***conveniently excludes languishing assets*** such as the Mall of San Juan

Taubman's ***EBITDA margins declined by 230 bps*** in the first quarter of 2018, while its ***Class A Mall Peers EBITDA margins increased by 60 bps***

Taubman's 2018 ***FFO per share consensus estimates have declined by 12%*** since the beginning of 2017, which highlights the Company's ***poor operating results and capital allocation decisions***


Taubman Achieved Strong Q1 2018 Operating Results
"Taubman reported metrics that were ahead of our expectations in almost all respects" – Green Street Advisors
Comparable Center NOI Growth¹
4.7 %
0.0 %
Taubman
Class A Mall Peer Median³
TTM Sales Per Square Foot
$ 837
$ 686
Taubman
Class A Mall Peer Median³
Average Rent Per Square Foot & Growth²
$ 57.73
3.5 %
Taubman
Class A Mall Peer Median³
TTM Sales Per Square Foot Growth
5.0 %
Taubman
Class A Mall Peer Median³
Source: Company filings as of 31-Mar-2018
(1) Excludes lease cancellation income.
(2) GGP is excluded as it does not report Avg. Rent Per Square Foot on a comparable basis.
(3) Reflects median of SPG, GGP, and MAC.
31

Source: Company filings, Bloomberg data, Class A Mall Peer filings
Notes: FFO per share consensus estimates based on changes in 2018 consensus estimates from Bloomberg from February 9, 2015 through May 8, 2018

Mr. Litt is Better Suited Than Billy Taubman is on Maximizing Value For All Common Shareholders, In Our View

Litt is Misrepresenting the Facts and Continues to Distort Reality to Advance his Self-Serving Campaign

Land & Buildings' Accusations	Fact
Failed to meet promises from last annual meeting	✓ As promised, Taubman appointed two new independent directors to the Board this year ✓ Taubman remains committed to appointing an additional independent director not later than the 2019 annual meeting ✓ On track to fully implement annual director elections by 2020
Board is effectively controlled by the Taubman Family	✓ Only two of our nine directors (22%) are Taubman family members even though the Taubman family owns ~29% of TRG ✓ Created a new independent lead director role ✓ Each member of the Taubman board is respected well beyond the real estate and retail business communities. They are leaders within their industries and bring such leadership and independent thought to the Taubman boardroom
Two new board directors are not independent	✓ Mayree Clark and Michael Embler were identified by Heidrick & Struggles, a leading independent director search firm ✓ Before the search process, members of the Taubman family had almost no contact with Mayree Clark in over 20 years and had never met Michael Embler
Taubman's portfolio generates poor operating results	✓ Since the IPO 25 years ago, we have consistently led the industry with our best-in-class portfolio ✓ Taubman has the highest sales per square foot ($810)[1] and the highest average rent per square foot ($61.66)[2] NOI CAGR of

FALSE / **TRUE**

William Taubman: A Highly Qualified Director whose Ownership Interest Aligns with Long-Term Value Creation

William Taubman

>25 Years operational retail real estate experience

16% Total return CAGR during tenure as Board member[1]

13 Years Chief Operating Officer at Taubman

A proven leader and renowned retail expert who has helped Taubman to drive value through multiple retail, real estate and economic cycles
- Brings significant relationships with key retailers, developers, and potential and current joint venture partners, which are **critical** to our

As an experienced director, COO and retail expert, William Taubman is a key contributor to the Board

Business Execution	A proven leader... vangu...
Growth Mindset	Leverages bran... new opportuni...
Capital Allocation	Works closely w... decisions withi...
Retail Experience	Recognize... leade...

Land & Buildings was compelled to file materials to call a Special Meeting to ensure the Company followed through on its promises, after private requests were ignored

If there was no shareholder pressure, no substantive governance changes would have likely occurred – a true shareholder representative in the boardroom (Mr. Litt) can seek to ensure interests of common shareholders get the appropriate attention

The Taubman Family and the Board have repeatedly ignored shareholder voices, including at last year's Annual Meeting when non-Taubman shareholders voted to elect Land & Buildings' nominees, including Mr. Litt, and when they spurned Simon's tender offer in 2003

Were there really no qualified candidates that did not have any ties to the Taubman Family or the Company?

Taubman's poor EBITDA margins and pattern of capital allocation errors highlight the need for more independent oversight in the boardroom

Why does Taubman need two Taubman Family members, who are both officers of the Company, on the Board?
How is Billy Taubman, Taubman's Chief Operating Officer, supposed to provide an independent review when the Company's operating performance – which he is responsible for – massively underperforms its Class A Mall Peers?

Mr. Litt is better positioned to serve the interests of all common shareholders, not Billy Taubman, whose economic interests are in a different entity

Source: Company filings, Land & Buildings' research and views

LANDandBUILDINGS

www.SaveTaubman.com

Taubman's Claims Are Not Truly Representative of the Analyst Community's Opinions

Only *One* Analyst Recommends Buying the Stock

Our Analysts Think We're On Track:
Reactions to 1Q 2018 Earnings Results

- "TCO reported a solid start to the year, with a number of key metrics accelerating sharply i... quarter. Importantly, underlying fundamentals appear to be firming, and the total po... quarter 94.5% leased, which bodes well for future leasing. " – KeyBanc **OVERWEIGHT**

- "We noticed comp center measures, including NOI and sales per sq. ft. did exceedingly we... newest comp centers – International Market Place in Hawaii, CityOn.Xi'an in China, and St... in South Korea were especially strong." – Bank of America Merrill Lynch **NEUTRAL**

- "Overall we would characterize this evening's earnings report as better than expected for TCO... results beat us by a wide margin from both an NOI and FFO perspective." – Evercore ISI **IN-LINE**

- "Despite retail headwinds, [1]Q18 tenant sales per square foot grew 12.4% y-o-y while TTM tenant sales per square foot grew 5.0% to a record high $837. Overall, a very solid quarter for TCO... lead to stock outperformance at market open." – Jefferies **HOLD**

- "TCO reported results ahead of expectations with strong SS NOI, moderate releasing spreads, and soli... tenant sales growth. The company's assets in Asia and Hawaii are contributing to SS and o... growth and should continue to contribute positively." – Boenning **NEUTRAL**

Source: Wall Street research
Note: Sell-side analyst ratings as of 5/9/18

Taubman has Underperformed its Class A Mall Peers Based on Various Metrics

Core FFO Per Share Growth

	Trailing 5 Years
TCO	4%
Class A Mall Peers	28%
TCO Underperformance	-24%

Dividend Per Share Growth

	Trailing 5 Years
TCO	35%
Class A Mall Peers	71%
TCO Underperformance	-36%

- Consensus estimates of Taubman's FFO per share continue to decline:

Taubman FFO/Share Consensus Estimates







Source: Company filings, Bloomberg data, Land & Buildings' research

Note: Reflects FFO growth between 2013 and estimated 2018 full-year results; Reflects recurring dividends per share growth between 2012 and 2017; FFO per share consensus estimates reflects Bloomberg data from February 19, 2015 through May 8, 2018

Taubman Continues to Put Philosophy and Aesthetics Ahead of Basic Economics

- On March 8, 2016, Taubman announced that a ***$500 million*** investment in ***Beverly Center*** in Los Angeles was necessary – the investment community protested given significant unanswered questions and concerns, including the following:

"Based on conversations with investors, we think ***the market believes that TCO is spending $500M, or 100% of the total expected investment in Beverly Center, to merely preserve 2015 NOI*** when the project stabilizes in 2020."

–KeyBanc, March 11, 2016



Beverly Center: Continued Innovation
Incredible Location in the Heart of One of the Most Densely Affluent Markets in the World
Urban location with a trade area population of almost 4 million people
Median Household Income
5 Mile Radius from Beverly Center
Up to $50k
$50k-$75k
$75k-$100k
$100k-250k
Above $250k
2018YE
Completion
$500mm
Project Cost
>10%
Unlevered IRR
Beverly Center
1
Taubman is creating LA's signature urban shopping and dining destination
2
Bringing together the world's most sought-after tenants
BALENCIAGA
SAINT LAURENT PARIS
GUCCI
Salvatore Ferragamo
LV
BURBERRY
D&G
FENDI
TIFFANY&Co.
PRADA
3
Enhanced by a completely unique collection of food options
EGGSLUT
FARMHOUSE
YARDBIRD
MARUKAME UDON
Easy's
Cal Mare
ANGLER
tocaya organica
Source: Company information, SNL
19

"Yet Another Low Development Yield at Beverly Center"

–UBS, March 8, 2016

"Yield and IRR Forecasts Paint A Foggy Picture"

–UBS, March 8, 2016

"What's most puzzling is why the company did not address the capex/redevelopment needs of the asset earlier knowing that Century City went through a prior redevelopment in 2007 that led to a gradual market share loss for Beverly Center…."

–Evercore ISI, March 10, 2016

Source: Company filings, Wall Street research

Disclaimer

This presentation is for discussion and general informational purposes only. It does not have regard to the specific investment objective, financial situation, suitability, or the particular need of any specific person who may receive this presentation, and should not be taken as advice on the merits of any investment decision. This presentation is not an offer to sell or the solicitation of an offer to buy interests in a fund or investment vehicle managed by Land & Buildings Investment Management, LLC ("Land & Buildings") and is being provided to you for informational purposes only. The views expressed herein represent the opinions of Land & Buildings, and are based on publicly available information with respect to Taubman Centers, Inc. ("Taubman" or the "Company") and certain other companies referenced herein. Certain financial information and data used herein have been derived or obtained from public filings, including filings made by Taubman with the Securities and Exchange Commission ("SEC"), and other sources. Land & Buildings recognizes that there may be nonpublic or other information in the possession of the companies discussed herein that could lead these companies and others to disagree with Land & Buildings' conclusions.

Land & Buildings has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made that data or information, whether derived or obtained from filings made with the SEC or from any third party, are accurate. Land & Buildings shall not be responsible or have any liability for any misinformation contained in any such SEC filing or third party report relied upon in good faith by Land & Buildings that is incorporated into this presentation. No agreement, arrangement, commitment or understanding exists or shall be deemed to exist between or among Land & Buildings and any third party or parties by virtue of furnishing this presentation.

The analyses provided may include certain forward-looking statements, estimates and projections prepared with respect to, among other things, the historical and anticipated operating performance of the companies discussed in this presentation, access to capital markets, market conditions and the values of assets and liabilities. Such statements, estimates, and projections reflect Land & Buildings' various assumptions concerning anticipated results that are inherently subject to significant economic, competitive, and other uncertainties and contingencies and have been included solely for illustrative purposes. No representations, express or implied, are made as to the accuracy or completeness of such statements, estimates or projections or with respect to any other materials herein and Land & Buildings disclaims any liability with respect thereto. Actual results may differ materially from those contained in the forward-looking statements.

None of Land & Buildings, its affiliates, or their representatives, agents or associated companies or any other person makes any express or implied representation or warranty as to the reliability, accuracy or completeness of the information contained in this presentation, or in any other written or oral communication transmitted or made available to the recipient. Land & Buildings, its affiliates and their representatives, agents and associated companies expressly disclaim any and all liability based, in whole or in part, on such information, errors therein or omissions therefrom.

There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and pro forma information set forth herein are based on assumptions which Land & Buildings believes to be reasonable, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. This presentation does not recommend the purchase or sale of any security.

Land & Buildings reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. Land & Buildings disclaims any obligation to update the information contained herein.

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